

2017 INVESTOR DAY

at Cascades Verdae Retirement Community
Supplement to Oral Presentation

SAFE HARBOR STATEMENT

These slides and the accompanying oral presentation by representatives of National Health Investors, Inc. contain forward-looking statements that are based on current expectations, estimates, beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," and "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or implied in the forward-looking statements.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. While we may elect to update these forward-looking statements at some point in the future, we disclaim any obligation to do so, except as may be required by law, even if our estimates or assumptions change. In light of these and other uncertainties, the inclusion of a forward-looking statement in this presentation should not be regarded as a representation by us that our plans and objectives will be achieved. You should not place undue reliance on these forward-looking statements. Factors which could cause our actual results to be materially different from those expressed in or implied by the forward-looking statements we make are set forth under the caption "Risk Factors" in the preliminary prospectus supplement relating to this offering, in our Annual Report on Form 10-K for the year ended December 31, 2016 and in our other reports filed with the Securities and Exchange Commission (the "SEC").

In this oral presentation we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures are included in our prior reports filed with the SEC and are available at nhireit.com.

INTRODUCTIONS

Eric Mendelsohn
President and CEO

Kevin Pascoe
EVP, Chief Investment Officer

John Spaid
EVP, Finance

Colleen Schaller
Director, Investor Relations

Cameron Bell
Director of Portfolio Management

Jerry Taylor
Director of Business Development

Kimberly Ouimet
Director of Compliance

Brittany Spicer
Administrative Assistant

Roger Hopkins, CPA
Chief Accounting Officer

Kristi Gaines
Chief Credit Officer

Ron Reel, CPA
Controller

Michelle Kelly
SVP, Investments

Joe Wakham, CPA
Director, Financial Reporting

Jill Smith, CPA
Accounting Manager

Katy Sherrill, CPA
Accounting Manager

Marcela Arredondo
Financial Analyst

CREATING SHAREHOLDER VALUE

- Diversified portfolio of exceptional healthcare properties
- Industry leading FFO growth rate
- Conservatively managed balance sheet
- Strong, growing dividend with low payout ratio



Normalized FFO / Share (CAGR)
NHI vs Peer Avg
15%
12%
9%
6%
3%
0%
5.2%
(3.5)%
7.2%
(0.9)%
9.9%
1.7%
10.2%
3.8%
10.3%
2.4%
2-Year
3-Year
4-Year
5-Year
6-Year

Peer Average Source: Wells Fargo Securities; based on mid-point of 2017 guidance and normalized FFO as reported in our results for Q2 2017 and available at nhireit.com



Dividends
Regular
Expected
Special
$4.00
$3.00
$2.00
$1.00
$0.00
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

EFFICIENT MANAGEMENT STRUCTURE

Annual Revenue Per Employee* (in millions)



General & Administrative Cost as % of Total Revenue*



*source: derived from 10-K filed at sec.gov for year ended December 31, 2016

CREATING SHAREHOLDER VALUE

Total Return   NHI   MSCI US REIT Index   S&P 500 TR Index



Dividends / Share (CAGR)   NHI vs Peer Avg



Peer Average Source: Wells Fargo Securities; based on peer
company projections and dividend history (Peers: VTR, HCN, HCP, LTC, SBRA)

FINANCIAL

Normalized FFO* (per diluted share) Expected Dividend



*mid-point of guidance range as reported in our results for Q2 2017
and posted at nhireit.com and company filings for prior periods

Adjusted EBITDA** (millions)



**source: Q2 2017 Supplemental available at nhireit.com; 2017
amount annualized

CAPITAL STRUCTURE

A disciplined approach to value creation
- Low Leverage Balance Sheet
- Staggered Long-term Debt Maturities
- Target 60/40 Equity/Debt Funding Mix



DEBT[1]

Unsecured, Variable, 16%

Secured, Fixed, 11%

Unsecured, Fixed, 73%

[1]excludes impact of unamortized discounts and loan costs

Fixed Charge Coverage



Net Debt to Adjusted EBITDA*



*source: Q2 2017 Supplemental available at nhireit.com; 2017 amount annualized

GEOGRAPHICAL DIVERSIFICATION



AS OF AUG 4, 2017

Senior Housing 139
Skilled Nursing 72
Hospital 3
Medical Office 2

216 Properties

34 Operating Partners

32 States

PORTFOLIO DIVERSIFICATION

We invest in relationships, not just properties
- **Diversified Portfolio of Exceptional Healthcare Properties**
- **Strong private pay mix at 65%[1]**



Prestige, 2%
LCS, 2%
LaSalle, 2%
SLM, 3%
HSM, 3%
Chancellor, 3%
East Lake, 4%
Bickford, 15%
SLC, 16%
Other, 7%
Small, 1%
NHC, 15%
Ensign, 8%
Brookdale, 2%
Acadia, 1%
Quorum, 1%
Holiday, 15%

PARTNERS[2]

Regional 57%   Small 1%
Public 27%   National Private Chain 15%



Other, 2%
Senior Living Campus, 6%
Assisted Living, 25%
Independent Living, 16%
Skilled, 29%
Hospital & MOB, 3%
Entrance-Fee, 19%

ASSETS[2]

Sr. Hsng. Need-Driven 31%
Sr. Hsng. Discretionary 35%   Medical 32%

[1]percent of total lease revenue for all properties with at least 50% private payor
[2]based on annualized cash revenue of $248,440,000 for contracts in place at June 30, 2017

LEASE COVERAGES

Stabilized Lease Portfolio EBITDARM Coverage*   Q1 '16   Q1 '17



(#) indicates the number of properties; excludes development and lease-up properties that have been in operation for less than 24 months

* based on trailing twelve months; full portfolio coverage 1.76x; SNF includes NHC coverage of 3.80x & 3.63x for the T12 periods ending Q1 '16 and Q1 '17, respectively.

** SHO includes coverage of 1.21x and 1.22x for Q1 '16 & Q1 '17, respectively, for need driven properties and 1.26x and 1.31x for Q1 '16 & Q1 '17 , respectively, for discretionary properties

DEFINITIONS

Annualized Revenues
The term Annualized Revenue refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

Adjusted EBITDA & EBITDARM
We consider Adjusted EBITDA to be an important supplemental measure because it provides information which we use to evaluate our performance and serves as an indication of our ability to service debt. We define Adjusted EBITDA as consolidated earnings before interest, taxes, depreciation and amortization, including amounts in discontinued operations, excluding real estate asset impairments and gains on dispositions and certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing Adjusted EBITDA for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs. Since others may not use our definition of Adjusted EBITDA, caution should be exercised when comparing our Adjusted EBITDA to that of other companies.

EBITDARM is earnings before interest, taxes, depreciation, amortization, rent and management fees.

CAGR
The acronym CAGR refers to the Compound Annual Growth Rate. The compound annual growth rate represents the year-over-year growth rate over a specified time period.

Normalized FFO, AFFO & FAD
These operating performance measures may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO, normalized FFO, normalized AFFO & normalized FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of these operating performance measures, caution should be exercised when comparing our Company's FFO, normalized FFO, normalized AFFO & normalized FAD to that of other REITs. These financial performance measures do not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") (these measures do not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and are not necessarily indicative of cash available to fund cash needs.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or have a different interpretation of the current NAREIT definition from that of the Company; therefore, caution should be exercised when comparing our Company's FFO to that of other REITs. Diluted FFO assumes the exercise of stock options and other potentially dilutive securities. Normalized FFO excludes from FFO certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

We believe that FFO and normalized FFO are important supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the REIT industry to address this issue.

We believe that normalized AFFO is an important supplemental measure of operating performance for a REIT. GAAP requires a lessor to recognize contractual lease payments into income on a straight-line basis over the expected term of the lease.

This straight-line adjustment has the effect of reporting lease income that is significantly more or less than the contractual cash flows received pursuant to the terms of the lease agreement. GAAP also requires the original issue discount of our convertible senior notes and debt issuance costs to be amortized as a non-cash adjustment to earnings. Normalized AFFO is useful to our investors as it reflects the growth inherent in our contractual lease payments without the distortion caused by non-cash amortization.

We believe that normalized FAD is an important supplemental measure of operating performance for a REIT, also providing a useful indicator of the ability to distribute dividends to shareholders. Additionally, normalized FAD improves the understanding of our operating results among investors and makes comparisons with: (i) expected results, (ii) results of previous periods and (iii) results among REITs, more meaningful. Because FAD may function as a liquidity measure, we do not present FAD on a per-share basis.

Facility Types
SHO - Senior housing
HOSP - Hospital
EFC - Entrance Fee Community
MOB - Medical office building
SNF -Skilled nursing facility

Fixed Charges
The term Fixed Charges refers to interest expense and debt principal.

Peer Average
The peer average calculations provided by Wells Fargo Securities include the following diversified healthcare REITs:

Ventas, Inc.
LTC Properties, Inc.
Sabra Health Care REIT, Inc.
HCP, Inc.
Welltower, Inc.

Stabilized Lease
A newly acquired triple-net lease property is generally considered stabilized upon lease -up (typically when senior-care residents occupy at least 85% of the total number of certified units over at least a 12 month period)
Newly completed developments, including redevelopments, are considered stabilized upon lease-up, as described above.

Total Return
The term Total Return refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

RIDEA
Our joint ventures are designed to be compliant with the provisions of the REIT Diversification and Empowerment Act of 2007, or RIDEA.

WACY
The acronym WACY refers to Weighted Average Cash Yield, which is the anticipated rate of return upon initial investment excluding the impact of any discounts received or premiums paid.